UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 11, 2010

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction*	*(Commission*	*(IRS Employer*
of incorporation)	*File Number)*	*Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 11, 2010, the board approved the third amendment to our Long Term Incentive Plan, as amended (the "Third Amendment"), with the effect of extending the plan through 2010. Under the amended Long Term Incentive Plan, our management personnel, including our named executive officers, who remain employed through December 31, 2010 will be eligible to receive incentive bonus awards under the plan.

The Long Term Incentive Plan, as amended but prior to the Third Amendment, is described in summary fashion in the Company's Proxy Statement dated April 2, 2009 relating to the Annual Meeting of our Stockholders (the "Proxy Statement"), which summary description is incorporated by reference into this Item 5.02. The Proxy Statement was filed with the Securities and Exchange Commission (the "SEC") on April 1, 2009. The description of the Long Term Incentive Plan as it existed prior to the Third Amendment begins on page 13 of the Proxy Statement. The summary description contained in the Proxy Statement is qualified in its entirety by reference to:

- the full text of the original Long Term Incentive Plan, a copy of which is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K dated, and filed with the SEC on, January 31, 2006;
- the full text of the first amendment thereto, a copy of which is attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 26, 2007; and
- the full text of the second amendment thereto, copies of which are attached as Exhibit 10.2 to the Company's Current Report on Form 8-K dated, and filed with the SEC on, November 26, 2008.

The foregoing summary description of the Third Amendment is qualified in its entirety by reference to the full text of the Third Amendment, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 8.01 Other Events.

Mr. William Loftus (age 71), who has served on our board of directors since September 11, 2008, announced to us his intention not to stand for reelection at the expiration of his term in May 2010. Mr. Loftus' decision was not as a result of a disagreement with ExpressJet on any matter relating to ExpressJet's operations, policies or practices. Mr. Loftus, Managing Director of the LoftusGroup LLC, a management and consulting firm, served as a member of Class III, which contains 3 other directors, including Kim A. Fadel, Judith R. Haberkorn, and Salvatore J. Badalamenti. ExpressJet is appreciative of Mr. Loftus' service as a member of our board.

As part of the Company's overall cost-cutting initiatives, the board of directors has decreased the size of the board by one, effective upon the expiration of Mr. Loftus' term in May 2010, thereby reducing associated expenses.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.   Description

10.1 Third Amendment to ExpressJet Holdings, Inc. Long Term Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

February 17, 2010 /s/Suzanne Lehman Johnson
Suzanne Lehman Johnson
General Counsel

EXHIBIT INDEX

10.1   Third Amendment to ExpressJet Holdings, Inc. Long Term Incentive Plan